UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

ENERGY TRANSFER PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

29273R109

(CUSIP Number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 2 of 9

1.	Name of reporting person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,841,069
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,841,069
11.	Aggregate amount beneficially owned by each reporting person 30,841,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.2%[1]
14.	Type of reporting person PN

[1]	Based on 335,633,087 Common Units outstanding on February 19, 2014

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 3 of 9

1.	Name of reporting person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,841,069
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,841,069
11.	Aggregate amount beneficially owned by each reporting person 30,841,069
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.2%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 335,633,087 Common Units outstanding on February 19, 2014

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 4 of 9

1.	Name of reporting person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,107
	8.	Shared voting power 30,841,069
	9.	Sole dispositive power 21,107
	10.	Shared dispositive power 30,841,069
11.	Aggregate amount beneficially owned by each reporting person 30,862,176
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 9.2%[2]
14.	Type of reporting person IN

[2]	Based on 335,633,087 Common Units outstanding on February 19, 2014

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 5 of 9

Amendment No. 9 is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”), LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”) and Kelcy L. Warren , to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005, August 16, 2006, May 26, 2010, December 3, 2010, April 5, 2012, May 13, 2013, November 7, 2013 and November 7, 2013 (collectively, the “Amended Schedule 13D”), by ETE, LE GP and Kelcy L. Warren.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”), is being filed by ETE, LE GP and Kelcy L. Warren (“Warren” and collectively with ETE and LE GP, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. ETE Common Holdings, LLC is a Delaware limited liability company and a wholly owned subsidiary of ETE (“ETE Holdings”). The principal business of ETE Holdings is to own certain equity securities of the Issuer and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. Warren owns 81.2% of LE GP. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219. LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors.

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 6 of 9

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
Jamie Welch 3738 Oak Lawn Ave. Dallas, TX 75219	Group Chief Financial Officer, Head of Business Development and Director	Group Chief Financial Officer, Head of Business Development and Director of LE GP

John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President and Director	President of LE GP

Matthew S. Ramsey 1001 McKinney St. Suite 1950 Houston, TX 77002	Director	President of RPM Exploration, Ltd. and Ramsey Energy Management, LLC

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Director of North American Energy Partners Inc., AmeriGas Partners, L.P. and TMI, LLC

Marshall S. (Mackie) McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 7 of 9

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

On February 19, 2014, ETE and the Issuer consummated the transactions contemplated by the Redemption and Transfer Agreement, dated November 19, 2013 (the “Redemption and Transfer Agreement”), between ETE and the Issuer. Pursuant to the Redemption and Transfer Agreement, on February 19, 2014, the Issuer redeemed 18,710,00 Common Units owned by ETE in exchange for 100% of the outstanding limited liability company interests in Trunkline LNG Company, LLC, a Delaware limited liability company.

The foregoing description of the Redemption and Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the Redemption and Transfer Agreement, which is filed as Exhibit BB hereto, and is incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Listed Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 335,633,087 Common Units of the Issuer were outstanding as of February 19, 2014. The Reporting Persons are deemed to be the beneficial owners of 30,841,069 Common Units of the Issuer. The Common Units owned by the Reporting Persons constitute approximately 9.2% of the total issued and outstanding Common Units. The Reporting Persons have the shared power to vote and dispose of such Common Units. Warren directly owns an additional 21,107 Common Units of the Issuer over which he has sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarized certain provisions of the Redemption and Transfer Agreement. A copy of the Redemption and Transfer Agreement is attached as Exhibit BB.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT BB -	Redemption and Transfer Agreement between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. dated November 19, 2013 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on November 21, 2013).

SCHEDULE 13D/A

CUSIP No. 29273R109	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC

Its general partner

	By:	/S/ SONIA AUBÉ
Sonia Aubé
Attorney-in-Fact

Dated: February 28, 2014	LE GP, LLC

	By:	/S/ SONIA AUBÉ
Sonia Aubé
Attorney-in-Fact

Dated: February 28, 2014
/S/ SONIA AUBÉ
Kelcy L. Warren by Sonia Aubé
Attorney-in-Fact